AMENDMENT NO. 6 TO INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 6 made as of the 5th day of August 2016 to the Investment Advisory Agreement dated October 29, 2012 (the “Agreement”), as amended December 15, 2014, May 1, 2015, July 23, 2015, October 28, 2015, and April 28, 2016, between Aspiriant Trust (formerly, Aspiriant Global Equity Trust) and Aspiriant, LLC.

WHEREAS, the parties desire to amend the Agreement to modify Schedule A thereto to reflect a decrease in the advisory fee for the Aspiriant Risk-Managed Global Equity Fund and the Aspiriant Risk-Managed Municipal Bond Fund;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

As compensation for the Adviser’s services under the Agreement, the Trust will pay to the Adviser a monthly fee at an annual rate based on the average daily net assets of the respective Fund as follows:

Fund	Fee
Aspiriant Risk-Managed Global Equity Fund (decrease effective August 5, 2016)	0.24%
Aspiriant Risk-Managed Municipal Bond Fund (decrease effective August 5, 2016)	0.27%
Aspiriant Defensive Allocation Fund	0.10%

AGREED AND ACCEPTED:

Aspiriant Trust

By:	/s/ Robert J. Francais
Robert J. Francais
President

Aspiriant, LLC

By:	/s/ John Allen
John Allen
Chief Investment Officer